K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

May 24, 2018

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549

Attention: Sonny Oh

Re:	John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779 Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on May 11, 2018, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 205 under the Securities Act of 1933, as amended, and Amendment No. 207 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on March 29, 2018, accession no. 0001133228-18-001785 (the “Amendment”). The purpose of the Amendment is to update the intermediary sales charge waivers information in Appendix 1 included in the Registration Statement of the U.S. Growth Fund (the “Fund”), a series of the Trust.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

Prospectus Comments

1.	Comment — Under “Fund Summary — Fees and expenses,” in the “Annual fund operating expenses” table, footnote 1 states: “‘Management Fee’ has been restated to reflect the contractual management fee schedule effective September 29, 2016.” Please confirm this footnote 1 remains relevant, given the date of the contractual management fee schedule.

Response — The Trust confirms that the footnote remains relevant. The Fund has an 8/31 fiscal year end. In accordance with Instruction 3(d)(i) to Item 3 of Form N-1A, Registrants must “[b]ase the percentages of ‘Annual Fund Operating Expenses’ on amounts incurred during the Fund’s most recent fiscal year.” The fiscal year covered by the Amendment ran from September 1, 2016 to August 31, 2017. The management fee change referenced in Footnote 1 to the “Annual fund operating expenses” table occurred on September 29, 2016, within the fiscal year covered by the registration statement. Therefore, the Trust confirms that Footnote 1 remains relevant to the information in the “Annual fund operating expenses” table.

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2.	Comment — Under “Fund Summary — Fees and expenses” in the “Annual fund operating expenses” table, please note that the advisor’s contractual agreement to reduce its management fees must be either extended for one full year or removed from Footnote 4.

Response — The Trust has extended the advisor’s contractual agreement to reduce its management fees for longer than one full year until December 31, 2019. The Trust will update this footnote disclosure accordingly.

3.	Comment — Under “Fund summary — Principal risks - Exchange traded funds risk,” please confirm whether the Fund holds substantial holdings in any one exchange traded fund (“ETF”). If so, and if such holding results in significant exposure, please provide more robust disclosure in the “Exchange-traded funds risk” and in the corresponding “Fund details - Principal risks” disclosure.

Response — The Trust confirms that it does not have substantial holdings in any one or more ETFs. The Trust includes ETF risk because its reserves the right to utilize ETF investment as part of its principal investment strategies. Therefore, the Trust respectfully declines to make any changes in response to this comment.

4.	Comment — Under “Fund summary — Principal risks,” please confirm whether “Foreign securities risk” is a principal risk of the Fund. If so, corresponding disclosure should appear in the principal investment strategies summary.

Response — The Trust confirms that “Foreign securities risk” is not a principal risk of the Fund. The Fund will remove this risk disclosure at its next annual update.

5.	Comment — Under “Fund summary — Principal risks,” the “Liquidity risk” references the potential inability to close a derivative position without negatively impacting the market value. Please add corresponding disclosure to the principal investment strategies summary.

Response — The Trust notes that “Liquidity risk” is designed to capture a general principal risk applicable to the Fund’s portfolio. However, the Trust will consider adding specific disclosure to its principal investment strategies at its next annual update.

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6.	Comment — Under “Fund summary — Principal risks,” the “Real estate investment trust risk” does not reference if any REIT risk is due to ETF exposure. If such exposure is direct REIT exposure, then please add corresponding disclosure to the principal investment strategies summary.

Response — The Trust notes that the Fund’s principal investment strategies includes reference to investment in “exchange-traded equity real estate investment trusts (REITs).” The Fund primarily obtains REIT exposure through ETFs. The Trust does not have significant direct REIT investment exposure. Therefore, the Trust respectfully declines to make any changes in response to this comment.

7.	Comment — Under “Fund summary—Past performance,” the statement regarding returns shown “from year to year” should also include the Form N-1A language regarding returns shown against broad-based market indices.

Response — The Trust has made the requested change .

8.	Comment — Under “Fund summary—Past performance” please delete the sentence that reads: “All figures assume dividend reinvestment.”

Response — Although this statement is not required by Item 4(b)(2)(i) of Form N-1A, the Trust nevertheless believes that the statement provides useful information for investors when evaluating investment performance. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

9.	Comment — Under “Fund summary—Past performance”, the SEC notes that the disclosure indicates that returns shown prior to a share class’ inception are those of Class NAV. The Fund’s other Share Classes each have their own performance, regardless of the fact that they were launched at different times. Therefore, only actual share class performance should be shown and pre-inception performance for the other share classes should not be shown.

Response — The Trust notes that it has included average annual total return information for all share classes presented in the prospectus consistent with the requirements of Instruction 3(c)(i) to Item 4(b)(2) of Form N-1A, which requires registrants to provide average annual total return information for each class presented in a multiple class prospectus. Class NAV is not included in this prospectus, but is the oldest share class of the fund. As a result, each share class presented shows pre-inception performance for Class NAV shares so that since inception performance is shown for the fund, in accordance with Item 4(b)(2) of Form N-1A.

The Trust believes that presenting performance information for all share classes, with appropriate disclosures, provides more meaningful performance information for shareholders invested in a particular class. See Merrill Lynch Asset Management, Inc. (pub. avail. March 9, 1990). The Trust believes that the accompanying disclosures make clear that prior performance is based on the historical Class NAV performance and that performance would differ only as to differences in fees and expenses among the various share classes. Further, the Trust notes that it has received guidance from the SEC’s Office of Chief Counsel that the use of actual (rather than recalculated) prior performance is preferable in all instances. Therefore, the Trust respectfully declines to make any changes in response to this comment.

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10.	Comment — Under “Fund summary— Fees and Expenses” and “— Past Performance”, note that the current performance shown is through 2016. Please update the performance to reflect results for 2017.

Response — The Trust notes that the performance shown matches that of the Fund’s currently effective prospectus. The Trust notes that the Fund offers Class NAV shares through a separate statutory prospectus. The Trust endeavors to maintain consistent disclosure of performance information across all disclosure documents. As a result, the Fund would incur burdensome costs in supplementing its existing Class NAV shares’ statutory prospectus to reflect these changes. Therefore, the Trust respectfully declines to make any changes in response to this comment.

11.	Comment — Under “Fund summary—Portfolio management” the Fund states that John A. Boselli, CFA has managed the Fund “since 2017.” Please revise this disclosure to indicate the month and year in which each portfolio manager commenced management of the Fund.

Response — The Trust notes that Item 5(b) of Form N-1A requires registrants to “state the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio.” The Trust believes that the phrase identified by the SEC satisfies this requirement. Therefore, the Trust respectfully declines to make any changes in response to this comment.

12.	Comment — Under “Your Account — Class cost structure” under the heading “Class A shares” please disclose the Class A shares’ contingent deferred sales charge.

Response — The Trust notes that the contingent deferred sales charge for Class A shares is applicable only to investments of $1 million or more, and is fully described under its own heading. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

13.	Comment — Under “Your Account - “Sales charge reductions and waivers,” under the heading “CDSC waivers” add reference to Class C shares in the fourth bullet.

Response — The Trust notes that the lead-in paragraph preceding the bulleted information under “CDSC waivers” specifically mentions Class C shares, as applicable, and the Trust further notes that the fourth bullet is specific to Class A shares only. Therefore, the Trust respectfully declines to make any changes in response to this comment.

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14.	Comment — Under “Your account — Waivers for certain investors,” if a specific group of financial intermediaries is contemplated by the disclosure, please identify the financial intermediaries, and please provide more detail with respect to the waivers referenced in the disclosure, in particular, those referenced in the second, third, and ninth bullets.

Response — As discussed in prior correspondence with the SEC, the Trust respectfully notes that the sales load waivers described in this disclosure are historical waiver arrangements that have been in place for a considerable period of time prior to the adoption by the Department of Labor of rules designed to address conflicts of interest in retirement advice (the “DOL Rule”). The Trust notes that these historical waivers have been made available to particular identified classes of investors that purchase or hold shares through a general class of intermediaries that enter into related agreements with the Fund’s distributor (rather than any one particular intermediary).

The sales load waivers described in this disclosure represent a continuation of existing arrangements rather than new sales load variations developed to respond to the requirements of the DOL Rule. As a result, the Trust believes that the current disclosure of these sales load waivers is fully compliant with Rule 22d-1 under the 1940 Act and Item 12(a)(2) of Form N-1A and that, with respect to this disclosure, the Trust does not need to avail itself of the relief provided in Mutual Fund Fee Structures, IM Guidance Update No. 2016-06 (December 2016) (the “Mutual Fund Fee Guidance”).

The Trust has disclosed the types of accounts and classes of investors that are eligible for the sales load waivers described in bullets two, three and nine under “Waivers for certain investors,” which it believes is fully responsive to the requirements of Item 12(a) of Form N-1A. The Trust notes that, consistent with both Rule 22d-1 and Form N-1A, these disclosures are intended to identify the categories of investors to whom sales load waivers are available, and not to specifically describe any particular intermediary’s sales load regime that differs from the normal sales load regime established by the Fund. Additionally, the Trust cannot confirm the actions or policies of its financial intermediaries.

Additionally, the Trust notes that this level and type of disclosure is commonly used by issuers throughout the mutual fund industry. The Trust believes that this is due to the fact that for many mutual fund complexes intermediary distribution is the primary distribution channel for fund shares. As a result, a given fund complex often has thousands of financial intermediary relationships. It would therefore be impracticable and burdensome to attempt to list and categorize each individual financial intermediary relationship in the fund’s prospectus, and such an exercise would result in disclosure that would require constant updating and be confusing for shareholders. Further, as explained above, the Trust does not believe listing each financial intermediary to which each waiver applies is required under Item 12.

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The Trust further notes it has included the following disclosure with respect to such waivers being distinct from the waivers described in Appendix 1 to avoid potential shareholder confusion: “The availability of certain sales charge waivers and discounts will depend on whether you purchase your shares directly from the fund or through a financial intermediary. Intermediaries may have different policies and procedures regarding the availability of front-end sales charge waivers or CDSC waivers (See attached Appendix 1 - Intermediary sales charge waivers).” However, to clarify the application of the waivers, the Trust will add disclosure here to clarify that Appendix 1 includes information about specific sales charge waivers applicable to the intermediaries identified in Appendix 1.

15.	Comment — Under “Your account — Execution of requests” in the “Fund details” section, if the number of days to redeem Fund shares would vary by method used, please so note.

Response —The Trust notes that no matter the method of payment, it expects to mail or wire redemption proceeds between 1 and 3 days following the receipt of the shareholder’s redemption request, as described in the prospectus. Therefore, the Trust respectfully declines to make any changes in response to this comment.

Comments on Appendix 1

16.	Comment — Please confirm to the SEC that Appendix 1 lists all financial intermediaries that offer sales charge waivers other than those described in the prospectus, as well as the details of each such arrangements.

Response — Supplementally, the Trust confirms that Appendix 1 currently lists all such intermediaries and the details of such arrangements that are known to the Trust at this time. As other intermediaries make determinations regarding fee waivers, the Trust will monitor such developments and will consider whether additional future filings to add such disclosure are necessary.

SAI Comments

17.	Comment — Please confirm the information included in the Trustee chart starting on page 66 is accurate.

Response — The Trust so confirms.

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18.	Comment — Under “Shareholders of the Fund — The Subadvisory Agreement”, please disclose the method of calculating the subadvisory fees payable to the subadvisor.

Response — The Trust respectfully notes that Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Fund.” As the subadvisory fees are paid by the advisor, and not the Fund, the Trust respectfully declines to make any changes in response to this comment.

19.	Comment — Under “Sales Charges on Class A and Class C Shares - Without Sales Charges,” in accordance with the Mutual Fund Fee Guidance, if a specific group of financial intermediaries is contemplated by the disclosure, please identify the financial intermediaries, and please provide more detail with respect to the waivers referenced in the bullet points.

Response — Please see response to Comment 14 above.

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The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the SEC’s comments. If you have any questions, please call me at (617) 951-9068.

Sincerely,

/s/ Trayne S. Wheeler

Trayne S. Wheeler

cc: Thomas Dee, Assistant Secretary of the Trust

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